Exhibit 12.3

Questar Pipeline Company
Ratio of Earnings to Fixed Charges

	12 Months Ended December 31,
	2012	2011	2010
	(dollars in millions)
Earnings
Income before income taxes and adjustment for income from equity investee	$98.3	$102.3	$102.4
Add (deduct):
Fixed charges	27.9	26.5	31.4
Distributed income from equity investee	4.5	4.4	4.0
Capitalized interest	(0.1)	(0.5)	(1.0)
Total Earnings	$130.6	$132.7	$136.8

Fixed Charges
Interest expense	$26.3	$24.5	$28.8
Capitalized interest	0.1	0.5	1.0
Estimate of interest within rental expense	1.5	1.5	1.6
Total Fixed Charges	$27.9	$26.5	$31.4

Ratio of Earnings to Fixed Charges	4.7	5.0	4.4

For purposes of this presentation, earnings represent income before income taxes adjusted for fixed charges, earnings and distributions of equity investee. Income before income taxes includes Questar Pipeline's share of pretax earnings of equity investee. Fixed charges consist of total interest charges (expensed and capitalized), amortization of debt issuance costs and losses from reacquired debt, and the interest portion of rental expense estimated at 50%.